

Via Facsimile and U.S. Mail

March 15, 2011

Alan M. Pearce
Chief Financial Officer
Accentia Biopharmaceuticals, Inc.
324 South Hyde Park Ave., Suite 350
Tampa, Florida 33606

> **Re: Accentia Biopharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 14, 2010**
> **File No. 000-51383**

Dear Mr. Pearce:

We have reviewed your response dated February 15, 2011 and we have the following additional comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will do so. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 1. Business

Revimmune for the Treatment of Autoimmune Disease, page 4

1. We note your response to our prior comment 1. The material terms of your agreement with Baxter Healthcare Corporation should be disclosed in the Business section of your Form 10-K during the life of this agreement. Please provide us with draft disclosure to be included in your next Form 10-K that states the material terms of your agreement with Baxter Healthcare Corporation, including, but not limited to the effective date, the field of exclusivity, the percentage of net sales of the quarterly payment, the duration and the termination provisions of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Curt P. Creely, Esq.
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, Florida 33602